Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 21, 2014

Meet Fantex The exclusive brokerage for stock linked to a pro athlete brand* Fantex is the only real-money trading platform and brokerage where you can trade shares linked to the value and performance of an athlete brand. Getting started is easy and only takes about 5-8 minutes. Live chat with customer service Is this real money, real stock? Fantex is a real-money marketplace, and the exclusive brokerage for a Fantex, Inc. security. What’s in it for me? Potential investors can invest in a stock linked to earnings of a professional athlete brand who they know and follow already. What’s in it for the athlete? The athlete gets cash upfront for selling a piece of their future brand income. The athlete also has the opportunity to work with the Fantex, Inc. team to grow his brand awareness, increase his brand’s longevity, and potentially generate more lifetime brand income. Are there dividends? The Fantex, Inc. board of directors is permitted, but not required, to declare and pay dividends on a Fantex tracking stock in accordance with Delaware General Coporation Law. Do I have to buy shares if I open an account? No. Currently, there are no minimum deposits required to open an account or reserve shares in an IPO, and you can choose whether or not to reserve shares even if you open an account. What are the risks? As with most investments, there are certain risks associated with investing in tracking stock linked to an athlete’s brand. An investment in Fantex, Inc. is highly speculative and should only be considered by persons who can afford the loss of their entire investment. Please review the prospectus for a detailed description of the risks involved with investing in a Fantex, Inc. tracking stock. The Fantex, Inc. risk factors can be viewed here. How is an athlete’s brand valued? Fantex, Inc. looks at many factors in valuing a brand initially, including the sport, the playing position of the athlete, and how the athlete compares to his peers, and then estimates the length of his playing career. Fantex, Inc. also looks at the earnings of an athlete’s brand, including current and future playing contracts, endorsements, appearance fees as well as post-career income potential from contractually-specified activities, which may include things like broadcasting. For a detailed description of how a brand is valued see the prospectus. What happens if an athlete is injured or retires? An athlete’s brand income would be negatively impacted if they are injured or retire prematurely. But even if an athlete gets injured or retires, they could continue to earn other brand income (such as endorsements, business ventures, or broadcasting), and the same portion of any of this brand income would still be payable to Fantex, Inc. based on the brand contract. Questions? Call us at (855) 905-5050 You can also view the knowledge base or email us with any questions

Investing in an IPO on Fantex

An "Initial Public Offering" (IPO) is the first opportunity to invest in a Fantex, Inc. tracking stock. After the IPO, the tracking stock is intended to trade on the Fantex platform.

After Fantex, Inc. and the athlete agree on terms (a percentage of that athlete's future brand income in return for a one-time payment to the athlete), a tracking stock is created that is linked to the athlete's brand income.

When Fantex, Inc. signs a new brand contract, the IPO goes like this:

1. **Announcement** — Fantex, Inc. announces a new brand contract with an athlete.
2. **SEC Filing** — Fantex, Inc. files a registration statement with the SEC.
3. **Open Reservations** — Interested investors can reserve their shares in the IPO.
4. **Close Reservations** — Fantex will provide a final notice before closing the IPO and let investors know they need to fund their accounts to receive shares.
5. **Allocate IPO Shares** — IPO shares are allocated to investors and trading begins.

**Timeline footnote: This image is not complete and does not detail every step along the way. The steps illustrated are also forward-looking and are subject to a number of risks, uncertainties and assumptions that may cause actual events to differ materially. Before you invest, you should read the prospectus for any IPO for complete information about Fantex and the offering, and for a description of such risks, uncertainties and assumptions. No shares may be sold prior to the time the registration statement for an IPO becomes effective.

How much does it cost to invest in an IPO?

The minimum investment in an IPO is the cost of one share. Investors pay no other fees and there are no minimums to open an account with Fantex.

When are IPOs available?

Fantex will announce when a new tracking stock is being offered. Investors interested in an IPO on Fantex can then reserve shares. You don't have to fund your account at this time.

Who can invest?

Current eligibility is limited to U.S residents ages 18 years or older with a physical address in the United States, or its territories, and additional restrictions apply. Institutions interested in learning more about opening an account at Fantex Brokerage Services should send their inquiries to: institutions@fantex.com



FANTEX VERNON DAVIS
IPO PRICE
10.00
BRAND INFO



EXPLORE STOCK
IPO STATUS
FANTEX ARIAN FOSTER IPO »

What happens after the IPO?

If your reservation is accepted, Fantex, Inc. will deliver shares to your accounts and you can place buy and sell orders. Because you can only trade Fantex, Inc. tracking stocks on this platform, there is no assurance as to the development or liquidity of any trading market.

Where can I learn more about an investment?

A prospectus will be filed with the SEC and will be publicly available for each Fantex, Inc. tracking stock. A prospectus gives potential investors detailed information about the company, the brand, and risks involved. Visit the explore page to view available investments.

What about people affiliated with a broker-dealer?

If you work for a broker-dealer (or are supported by someone who does), then by law you restricted from participating in IPOs. However, you can still open an account and trade stocks on Fantex. Give us a call if you have more questions about this (855) 905-5050.

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Trading on Fantex When a stock opens on the Fantex platform, it is now available to trade by all eligible accounts. If you didn’t invest in the IPO, you have the opportunity to trade in a Fantex, Inc. tracking stock linked to the earnings of specific athlete brands. Here’s what happens after the IPO: 1 Trading Begins Once the IPO closes and shares are allocated, open market trading begins on the Fantex platform. 2 Regular Reporting Fantex, Inc. files quarterly, annual, and other periodic updates with the SEC. 3 Brand Income When the athlete gets paid, a portion of the brand income is paid to Fantex, Inc. 4 Potential Dividends Fantex, Inc. intends, but is not required, to declare and pay out cash dividends to stockholders. **Timeline footnote: This timeline is also forward-looking and is subject to a number of risks, uncertainties and assumptions that may cause actual events to differ materially. Before you invest, you should read the prospectus for any IPO for complete information about Fantex and the offering, and for a description of such risks, uncertainties and assumptions. No shares may be sold prior to the time the registration statement for an IPO becomes effective. What determines share price? A stock’s price will be determined by supply and demand in the market. We work on a bid and ask system, and there is no assurance as to the development or liquidity of any trading market. News about Fantex, Inc., the athlete, as well as any number of external factors may have an effect on stock price. Ultimately it’s up to the market to decide what’s meaningful. What is Fantex, Inc. platform common stock? Platform common stock is intended to track and reflect the economic performance of all of our tracking series brands. 5% of acquired brand income received by Fantex, Inc. from each brand on the platform will be attributed to the platform common stock. What if the brand stops generating income? The tracking stock may be converted into Fantex, Inc. Platform common stock based on relative fair market value of the stock. If the tracking stock is converted, then you should not expect many shares of Platform common stock upon conversion. For a detailed description of how a brand is valued, see the prospectus. How often would I get updates? Fantex, Inc. will file annual, quarterly and periodic reports with the SEC, detailing financial results and providing other pertinent information about the company and its tracking stock. What is the transaction fee to buy or sell? Excluding IPO purchases, the standard transaction fee is 1% of the total amount of your trade. So, for example, if you invest $100 in a stock, you would pay a $1 transaction fee. What about dividends? The Fantex, Inc. board of directors is permitted, but not required, to declare and pay dividends on a Fantex tracking stock in accordance with Delaware General Corporate Law. What is Fantex, Inc. tracking stock? To finance the acquisition of the contracts, Fantex, Inc. will offer equity securities in Fantex, Inc. and establish a tracking stock linked to the separate economic performance and value of the brand associated with the tracking stock — which may include income earned from contracts, endorsements and appearance fees as determined by the brand contract. Fantex, Inc. will typically attribute 95% of the acquired brand income under the brand contract to the tracking stock. In addition, Fantex, Inc. will attribute to the brand certain expenses of Fantex, Inc. including, in certain cases, specified expenses related to other tracking stocks that may be issued in the future. Holders of shares of a tracking stock will have no direct investment in the business or assets attributed to the brand contract, associated brand or athlete. Rather an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

Getting Started

Enroll

It's easy to get started and only takes about 5-8 minutes to open an account.

Fund

We offer 3 options to fund your account: through a bank transfer (the most common), a wire (the fastest) or mailing a check (if you like stamps).

Invest

You can visit our explore page to check out upcoming IPOs and any stock currently trading on Fantex.

GET STARTED

Questions? Call us at (855) 905-5050

You can also view the knowledge base or email us with any questions

Fantex, Inc. offerings are complex, highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. Fantex, Inc. intends to enter into additional brand contracts and issue additional tracking stocks to finance the acquisition of its minority interest in those brands. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website. The offering of additional tracking stocks involves risk.

VIEW RISKS

*** Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.**

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex Vernon Davis prospectus. View the Fantex EJ Manuel prospectus. View the Fantex Arian Foster prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

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Copyright 2014
On fantex.com all securities mentioned are issued by Fantex, Inc. and the use of "Fantex," unless otherwise specified, refers to Fantex Brokerage Services.
Fantex Brokerage Services LLC and Fantex, Inc. are separate but affiliated companies.
Security products are not FDIC insured, are not bank guaranteed and may lose value.
Fantex Brokerage Services LLC does not solicit, recommend or offer advice on the investment merits of investing in any securities.